Management’s Discussion and Analysis Aurinia Pharmaceuticals Inc. YEAR END For the year ended December 31, 2013 13 Exhibit 99.28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013. All amounts are expressed in Canadian dollars unless otherwise stated. Dollar amounts in tabular columns expressed in thousands of Canadian dollars. On October 23, 2013 the outstanding common shares were consolidated on a 50:1 basis. Accordingly, all shares and per share references in this MD&A are on a post-conversion basis, unless otherwise noted. This document is current in all material respects as of March 27, 2014.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook. Accordingly, the financial information contained in this MD&A and in the Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

The forward-looking statements and information contained in this document are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, among others, the Company’s belief as to the potential of its product, voclosporin, both in clinical trials and in the market, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships and the effect of capital market conditions and other factors on capital availability, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis and have sufficient financial resources to complete the required development work.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) or the “Company” is a biopharmaceutical company with its registered office currently located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company has its head office located at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory and business development functions of the Company.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

The Company has the following wholly owned subsidiaries: Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) which was incorporated on November 4, 2013, and Aurinia Pharma Limited (UK incorporated). Aurinia Pharma Corp. has one wholly owned inactive subsidiary, Aurinia Holdings Corp. (Barbados) which in turn has one wholly owned inactive subsidiary Aurinia Development Corp. (Barbados).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor. It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

The Company has rebranded, restructured and refocused itself over the past year and modified its strategy to focus on the development of voclosporin for the treatment of lupus nephritis (“LN”). The mechanism of action of voclosporin, a calcineurin inhibitor (CNI), has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan.

RECENT CORPORATE DEVELOPMENTS

Private Placement Financing

On February 14, 2014 the Company completed a US$52 million (C$57.47 million) private placement (the “Offering”). The Company intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis and for general corporate purposes.

The financing was led by venBio, New Enterprise Associates (NEA), Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co., Ltd. and Difference Capital.

Under the terms of the Offering, the Company issued 18.92 million units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of

US$3.2204 (C$3.56). In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants. If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants. All securities issued in connection with the Offering will be subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing.

Leerink Partners LLC acted as lead placement agent and Canaccord Genuity Inc. acted as co-placement agent for the Offering. The placement agents were paid a 7.5% cash commission on subscriptions excluding those from existing shareholders for a total commission of $3.86 million.

CORPORATE DEVELOPMENTS IN 2013

Plan of Arrangement and Acquisition of Aurinia Pharma Corp.

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of shares in the Company for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. shareholders, respectively.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN Life Science Co., Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company would re-acquire the license previously granted to ILJIN and therefore obtain full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the “Arrangement Agreement”), the terms of which were subsequently negotiated by the parties. The Arrangement was intended to implement the terms of the Settlement Agreement, whereby ILJIN would receive a further ownership interest in the Company in exchange for:

(i)	returning to the Company and terminating:

(a)	all of its rights, licenses and obligations under the DDLA; and

(b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia Pharma Corp. or Vifor (International) AG (“Vifor”); and

(ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia Pharma Corp. or Vifor.

Upon closing of the plan of arrangement on September 20, 2013 the Company issued common shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to US$10.0 million, plus up to US$1.6 million upon the merged company reaching certain financing milestones.

The Company also acquired all of the issued and outstanding common shares of Aurinia Pharma Corp. at a ratio of approximately 19.83 Common Shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

a)	Settlement with ILJIN

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8.88 million and has been determined to represent reacquired license rights in the amount of $4.40 million and a loss on contract settlement of $4.48 million. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, $3.81 million in common shares (by issuance of 1.69 million common shares at a deemed price of $2.25 per share), $1.64 million in financial milestones payable and $2.75 million in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments.

b)	Acquisition of Aurinia Pharma Corp.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013. Had the Company consolidated the results of Aurinia Pharma Corp. from January 1, 2013, the revenue and net loss of the Company would have been $1.01 million and $2.90 million, respectively.

The table below presents the allocation of the purchase price to the assets and liabilities acquired, as well as the settlement of pre-existing balances between the parties to the Arrangement Agreement prior to acquisition.

	Carrying value $	Settle Pre- existing items $	Fair value adjustments $	Fair Value of Acquisition $
Cash	4	—	—	4
Prepaid expenses and deposits	123	—	—	123
Inventory	80	—	—	80

	207	—	—	207
Intangibles	2,448	(577)	13,629	15,500

	2,655	(577)	13,629	15,707

Accounts payable	185	(49)	—	136
Note payable	528	(528)	—	—
Deferred income taxes	—	—	4,106	4,106

	713	(577)	4,106	4,242

Net assets acquired	1,942	—	9,523	11,465

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 3.68 million common shares of the Company with a fair value of $8.28 million, less $495,000 of deferred revenue that was effectively settled as a result of the business combination. The fair value of the shares issued was determined by the trading price on September 20, 2013. The $3.67 million difference between the fair value of net consideration of $7.79 million and the fair value of net assets acquired of $11.46 million is recorded as a gain in other income.

The fair value of the reacquired rights and intellectual know-how, including the Aspreva Lupus Management Study (ALMS) database, was determined to be $15.5 million. The fair value was determined using a differential income approach, as described more fully in the section—critical accounting estimates and judgments – Goodwill and business combinations. Management attributes the gain recognized on the purchase to the fact that the consideration provided was determined by the trading price of the Company’s shares on the measurement date, and that the share price would not have fully reflected the value of the transaction.

Second Unit Offering

Immediately following the completion of the acquisition described above, the Company completed a second private placement (the “Second Unit Offering”) of 2.67 million Second Units at a price of $2.25 per Second Unit for gross proceeds of $6.0 million. Each Second Unit is comprised of one Common Share and one-half of a whole Second Offering Warrant, with each whole Second Offering Warrant exercisable for one Common Share at a price of $2.50 per Common Share for a period of three years from their date of issuance.

ILJIN participated in the Second Unit Offering for 667,000 Second Units.

Listing on the TSX Venture Exchange

The arrangement transaction described above was determined by the Toronto Stock Exchange (“TSX”) to constitute a “backdoor listing” under the rules of the TSX due to the significant increase in the ownership position in the Company by ILJIN. The result of that determination was that the Company was required to meet the TSX’s original listing requirements following completion of the arrangement. The Company did not meet the TSX’s original listing requirements and, as a result, the Common Shares were delisted from the TSX as of the end of trading on September 27, 2013. The Company applied to the TSXV for listing of the Common Shares on that exchange and subsequently the Common Shares were listed on the TSXV as of the open of trading on September 30, 2013.

Share consolidation and name change

On October 23, 2013, the Company proceeded with a consolidation of its Common Shares on a 50:1 basis. In conjunction with the share consolidation, the Company changed its name from Isotechnika Pharma Inc. to Aurinia Pharmaceuticals Inc. Both the name change and the share consolidation were approved by the shareholders of the Company at its shareholder meeting held on August 15, 2013. In connection with its name change, the Company’s trading symbol on the TSX Venture Exchange was changed to “AUP”.

Management Change

On November 6, 2013 the Company announced the appointment of Stephen W. Zaruby as the Company’s President and Chief Executive Officer. Mr. Zaruby has an accomplished history of strategic operations, sales and marketing, research and development, and general management success in the global biotechnology and pharmaceutical industries. Previously, he was President of Seattle-based ZymoGenetics Inc., which was acquired by Bristol-Myers Squibb for US$885 million in 2010. Mr. Zaruby joined ZymoGenetics from Bayer. There, his 20 years of progressive leadership experience included executive roles managing Bayer’s domestic and international anti-infectives, quinolone and hospital/surgical business franchises.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

•	Focus the Company’s resources on advancing voclosporin through a robust Phase 2b lupus nephritis study – There is currently an open Investigational New Drug (“IND”) with the United States Federal Drug Administration (the “FDA”) for the Company to begin treating patients with voclosporin for the treatment of lupus nephritis. Aurinia plans to execute on this clinical plan as soon as practicably possible.

•	Mitigate development risk by leveraging the ALMS database and the new management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the Phase 2b lupus nephritis study.

•	Evaluate future voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that voclosporin has the potential to be of therapeutic value in a number of autoimmune indications and the prevention of transplant rejection.

•	Further develop the Company as an attractive acquisition target – Management of the Company believes that should the planned clinical studies be successful, maintaining broad rights to the Company’s technology through the completion of the clinical program will increase the Company’s potential to be an attractive acquisition target.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept® as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated. (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called calcineurin inhibitors (“CNIs”). There are only two other marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced in the early 1980’s and tacrolimus was first marketed in the mid-1990’s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of lupus in Europe or North America. For the past 20 years these products, in combination with CellCept® (mycophenolate mofetil or “MMF”) and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy.

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a multi-targeted therapeutic (“MTT”) approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40.)

The Company plans to utilize this MTT approach to treating LN patients with its novel CNI, voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs.

Voclosporin development history

More than 2,600 patients have been administered voclosporin. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index (“PASI”), which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation (“NODAT”). In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the longer and more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company has now successfully terminated its licensing agreement with Lux BioSciences, Inc. (“Lux”). In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as MTT to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active IND and plans to initiate this international multi-center study as soon as practicably possible.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk mitigated clinical asset for the treatment of LN.

Other voclosporin development programs

Transplant indication

The Company applied for, and received, positive Scientific Advice (“SA”) from the European Medicines Agency (“EMA”) in October, 2011 for a Phase 3 renal transplant protocol. Similarly, the FDA sent a Letter Agreement to the Company on a Special Protocol Assessment (“SPA”) in March 2012. Receipt of the SA and SPA has cleared the regulatory pathway for the Phase 3 renal transplant protocol. The Phase 3 protocol contemplated a study of 1,200 renal transplant patients, divided into two separate Phase 3 trials. Each of the two studies would be comprised of 600 patients, of which half (n=300 patients) would be randomized to voclosporin and the other half (n=300 patients) would receive the market leading drug, tacrolimus. The primary endpoint of the studies would be driven primarily by biopsy proven acute rejection (“BPAR”). Secondary endpoints included New Onset Diabetes (“NODAT”) and other measures of safety.

For a variety of reasons the Company has decided to pursue the LN indication as the lead indication, as voclosporin would be the only commercially approved CNI for this indication, outside Japan. However, the Company is willing to exploit the transplant indication with a development and commercialization partner, should such a partner be interested in the entire nephrology franchise (i.e., both LN and renal transplantation). At this point, the Company feels that it is best not to split the drug’s indications in order to offer shareholders the best value.

Status of Other Partnerships:

Lux Biosciences, Inc.

On May 24, 2006 the Company signed a Distribution and License Agreement (“DLA”) with Lux Biosciences, Inc. (“Lux”) granting Lux worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases. Under the terms of the agreement, Lux made an upfront payment, and was to make further milestone payments, assuming development milestones were achieved. Lux was also to pay royalties based on a percentage of net sales. Lux was responsible for the clinical development, registration, and marketing of voclosporin for all ophthalmic indications.

In February, 2010, Lux filed a New Drug Application (“NDA”) with the FDA and a Marketing Authorization Application (“MAA”) with the European Medicines Agency (“EMA”) for voclosporin for the treatment of noninfectious uveitis. In August, 2010, Lux received a Complete Response Letter (“CRL”) from the FDA regarding their NDA for voclosporin. A CRL is issued by the FDA when the review of a file is completed and questions remain that prevents the approval of the NDA in its current form. The FDA requested additional information and recommended that an additional clinical trial be conducted in order to consider future approval of voclosporin for this indication. In February, 2011, Lux commenced the required additional pivotal Phase 3 trial. The study was a six-month randomized trial of voclosporin versus placebo in 155 patients in North America and Europe with active non-infectious intermediate, posterior, or pan-uveitis. In January of 2013 Lux released results of this Phase 3 study whereby the study drug failed to achieve statistical significance vs. placebo.

During the fourth quarter of 2013 the Company received notification from Lux that it would be ceasing business activity and therefore returning the license to the Company. On February 27, 2014 the Company signed the Termination and Assignment Agreement with Lux which returned worldwide rights to develop and commercialize voclosporin for the treatment and prophylaxis of all ophthalmic diseases back to the Company. The return of this license further consolidates the intellectual property related to voclosporin which was a key consideration in the acquisition of Aurinia Pharma Corp. by the Company in 2013. Coincident with the termination of the Lux agreement the Company has retained a portfolio of patents focused around delivering voclosporin in high concentrations to various tissues of the eye. The Company will evaluate this intellectual property and define its role as it relates to the defined corporate strategy of the Company.

Paladin Labs Inc.

On June 18, 2009, the Company completed a plan of arrangement transaction with Paladin Labs Inc. (“Paladin”). Paladin has the rights to market, sell, and distribute voclosporin in the Paladin territories which include Canada, South Africa and Israel and is required to make payments to the Company equal to: (i) 20% of net sales, in the Paladin territories, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, in the Paladin territories until June 18, 2016. In addition, Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin outside the Paladin territories.

3SBio, Inc.

On August 23rd, 2010, the Company and 3SBio Inc. (“3SBio”), a China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, completed a Development and License Agreement (“DDL”) for voclosporin. Under the terms of the agreement the Company granted 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong, Taiwan, excluding ophthalmic indications which were previously licensed to Lux. 3SBio will be responsible, including costs, for the clinical development, registration and commercialization of voclosporin in China. The Company will also receive ongoing royalties based on sales of voclosporin by 3SBio. The Company will also supply commercial supply to 3SBio on a cost-plus basis.

On June 28th, 2012 the Company announced that 3SBio received approval from the State Food and Drug Administration (“SFDA”) to conduct a multi-center Phase 3 trial of voclosporin in China. According to the approved protocol this will be a Phase 3, randomized multi-center, concentration-controlled and comparison study in kidney transplant patients. Patient enrollment has been delayed by 3SBio and the Company is awaiting information from its licensee regarding further development of voclosporin in this territory.

NICAMs

The Company had in previous years, discovered a portfolio of non-immunosuppressive cyclophilin antagonist molecules (“NICAMs”) that are macrocycles based on chemical modifications of CsA.

The Company’s reconstituted Board and management team strategically decided to focus the Company’s financial and operational resources on its late stage asset, voclosporin and as result made a corporate decision to divest its NICAM asset, which was an early stage development project. On February 14, 2014 the Company entered into a Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (in which the Company’s former Chief Scientific Officer and Chief Executive Officer, Robert Foster has an equity ownership position) whereby the Company divested its ownership in the NICAMs asset for future contingent milestone payments and a royalty on net sales.

RESULTS OF OPERATIONS

For the year ended December 31, 2013, the Company reported a consolidated net loss of $2.71 million or $ 0.43 per common share, as compared to a consolidated net loss of $9.69 million or $2.73 per common share for the year ended December 31, 2012.

The decrease in the net loss in 2013 represented a change of $6.98 million over the previous year with the following items primarily responsible for the change in the net loss:

•	The Company recorded a gain of $3.67 million on the acquisition of Aurinia Pharma Corp. and a loss on settlement of $4.48 million with ILJIN as described in the Plan of Arrangement section found earlier in this document.

•	The Company also recorded a non-cash income tax recovery of $4.11 million for the year ended December 31, 2013. There was no similar item in 2012.

•	The 2012 loss included a non-cash loss of $4.2 million on the ILJIN derivative financial instrument compared to a gain of $4.2 million on this instrument for the year ended December 31, 2011. The 2012 figure also included a provision for doubtful collection on the receivable of $1.3 million from Lux, as a result of Lux not meeting its primary endpoint in its Phase 3 uveitis clinical trial as previously announced by the Company in December of 2012. There were no similar items in 2013.

•	The Company also recorded a reserve of $2.7 million in 2012 for the drug supply manufactured during the year due to uncertainty in determining its net realizable value. The cost of the reserve was recorded in research and development expense as future use would likely be related to clinical trials for voclosporin.

•	The Company recorded licensing revenue of $4.40 million related to the ILJIN DDLA amortized from deferred revenue for the year ended December 31, 2012 as a result of the Company’s notification of termination of the DDLA with ILJIN on January 20, 2012.

•	The Company recorded the sale of active pharmaceutical ingredient (“API”) to Lux, as more fully described in the revenue and deferred revenue section below, in the amount of $1.3 million, as other income for the year ended December 31, 2012. There was no similar item in 2013.

Revenue and deferred revenue

The Company recorded revenue of $1.01 million for the year ended December 31, 2013 compared to $6.13 million for the comparable period in 2012.

The Company recorded licensing and R&D revenue of $1.01 million for the year ended December 31, 2013 compared to $4.77 million for the year ended December 31, 2012. Licensing and R&D fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements. The significant decrease was the result of the Company recording the unamortized deferred revenue balance of $4.40 million related to the ILJIN payment fee as revenue in 2012 on the basis that this agreement was terminated.

In December, 2013 the Company received notice from Lux, that it would be ceasing operations and returning the license to the Company. As a result, at December 31, 2013 the Company determined it had no further obligations pursuant to DDLA and a result recorded the remaining balance of deferred revenue associated with the Lux DDLA as licensing income in the statement of operations and comprehensive loss and as a result recorded $732,000 of licensing revenue in 2013 related to the Lux DDLA.

The deferred revenue from the Aurinia license payment was amortized into revenue up to September 20, 2013 until the completion of the plan of arrangement as more fully discussed in (a) below. The deferred revenue related to the 3SBio and Paladin fee payments are being amortized on a straight line basis.

Revenue for the year ended December 31, 2012 also included $1.3 million as other revenue which was related to the sale of API to Lux. There was no such item in 2013. As the timing and collectability of the amount was previously uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial the Company recorded a provision for doubtful collection of the $1.3 million for the year ended December 31, 2012. As a result of Lux ceasing operations and not having sufficient funds to repay this amount, the Company wrote off this receivable as uncollectible in 2013.

(a)	Licensing and Collaboration Agreement with Aurinia Pharma Corp.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin API from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharma Corp.

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia Pharma Corp. Aurinia Pharma Corp. issued the Company a share certificate representing 10% of the common shares of Aurinia Pharma Corp. Aurinia Pharma Corp. had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia Pharma Corp. approximated $592,000 and therefore recorded the value of the investment in Aurinia Pharma Corp. shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Until September 20, 2013 deferred revenue was being amortized into licensing revenue as the Company incurred the costs related to meeting its obligations under the LCA.

The Company’s investment in Aurinia Pharma Corp. was carried at fair value, with changes in fair value recognized in other comprehensive income (“OCI”). These gains and losses may subsequently be reclassified into net loss in the statement of operations and comprehensive loss. Since Aurinia Pharma Corp.’s shares did not trade in a public market, the Company used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia Pharma Corp’s primary assets, being its license agreement with the Company and its intellectual property related to lupus nephrology research, management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it compared the value of Aurinia Pharma Corp. to the value of the Company based on the merger of the entities and the relative valuation formula agreed to by the parties and approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach results in a fair value of the investment of $670,000 at September 20, 2013. Pursuant to the plan of arrangement the Company transferred its ownership interest in Aurinia Pharma Corp. to ILJIN. The Company recorded a gain of $78,000 on the statement of operations and comprehensive loss upon disposal of this investment and reversed the $224,000 OCI loss outstanding at the time of the transaction.

Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5.0 million. In addition, ILJIN was to purchase 90.7 million common shares (pre-consolidation) of the Company for gross proceeds of US$19.87 million in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. The Company received $4.5 million (US$4.5 million) of the license fee and the first private placement tranche of $2.38 million (US$2.37 million) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11.5 million common shares (pre-consolidation) at a price of $.207 per share (US$.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39.6 million common shares (pre-consolidation) of the Company issued from treasury for an aggregate subscription price of US$8.5 million. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39.6 million common shares (pre-consolidation) of the Company issued from treasury for an aggregate subscription price of US$9.0 million.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4.4 million was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to the Company’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012. In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. Since the DDLA was not considered to have been terminated, the Company assessed whether it had an onerous contract under the provisions guidance of IAS 37, and concluded that no provision was required. In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

On September 20, 2013, the Company, ILJIN and Aurinia Pharma Corp. completed a plan of arrangement whereby the DDLA was terminated as more fully described in the “ Corporate Developments in 2013” section above.

Research and Development

The major components of research and development (“R&D”) expenditures for the last two years were as follows:

R & D Expenditures (in thousands of dollars)	2013	2012	Increase (Decrease)
	$	$	$
Research and development, net
Drug supply-API and capsules	388	3,080	(2,692)
Wages and employee benefits	884	1,546	(662)
Study contracts, consulting and other outside services	189	(14)	203
Rent, utilities and other facility costs	333	495	(162)
Stock compensation expense	100	104	(4)
Patent annuity and legal fees	317	318	(1)
Insurance	5	39	(34)
Other miscellaneous	33	107	(74)

Subtotal	2,249	5,675	(3,426)

Less Refundable tax credits and other government assistance	(190)	(194)	4

Net R&D expenditures	2,059	5,481	(3,422)

Net research and development expenses decreased to $2.06 million for the year ended December 31, 2013, compared to $5.48 million for the year ended December 31, 2012.

The decrease reflected a reduction in research and development activities as the Company focused its operational and financial resources on completing the plan of arrangement and obtaining equity financings in 2013 until the fourth quarter. The Company significantly reduced its research and development wage and benefit costs by a reduction in its staff numbers of R&D personnel through staff attrition and reduced hours of work while it completed the plan of arrangement and with staff terminations as discussed in the “Acquisition and restructuring costs” section below. The decrease also reflected that the Company recorded a reserve of $2.7 million in the fourth quarter of 2012 for drug supply that was manufactured in 2012 due to uncertainty in determining its net realizable value. This reserve was recorded in research and development expense as future use was determined to likely be for clinical trials for voclosporin.

In the fourth quarter of 2013, the Company incurred drug supply expenditures as it completed production of the capsules required for the planned Phase 2b lupus nephritis trial. The Company also commenced preparations internally for this trial commencing upon completion of the Plan of Arrangement, incurring wage and consulting services costs related to these preparations.

The Company incurred total R&D costs of $398,000 ($371,000 in 2012) related to the NICAM program in 2013. These costs were primarily related to wages and two studies conducted during the year. The Company received funding from the NRC of $170,000 in 2013 ($58,000 in 2012), which is reflected in refundable tax credits and government assistance, related to these costs.

Corporate and Administration

The components of corporate and administration for the year ended December 31, 2013, compared to the year ended December 31, 2012, are as follows:

Corporate and Administration (in thousands of dollars)	2013	2012	Increase (Decrease)
	$	$	$
Salaries and benefits	1,076	957	119
Professional and consulting fees	403	1,871	(1,468)
Director fees	196	177	19
Rent, utilities and other facility costs	172	59	113
Stock compensation expense	138	171	(33)
Trustee fees, filing fees and other public company costs	137	110	27
Travel and promotion	129	284	(155)
Office, data processing , telecommunications and other	87	188	(101)
Insurance	38	64	(26)

Corporate and administration expenses	2,376	3,881	(1,505)

The Company significantly reduced corporate and administration expenditures for the year ended December 31, 2013 when compared to the year ended December 31, 2012. The Company focused, in 2013, on completing the plan of arrangement with Aurinia Pharma Corp. and on financing activities while reducing costs as much as possible given its financial condition in 2013.

Professional and consulting fees significantly decreased as less legal costs were incurred in 2013 compared to 2012 as a result of the Company signing a definitive settlement agreement with ILJIN and Aurinia in the first quarter of 2013. The Company incurred significant legal fees and hearing costs related to the arbitration process with ILJIN in 2012.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 15(d) of the year end audited consolidated financial statements for December 31, 2013.

For the year ended December 31, 2013, the Company granted no stock options (2012 – 178,000) to the executives, directors and employees of the Company.

Application of the fair value method resulted in a charge to stock-based compensation expense of $238,000 (2012 – $275,000) with corresponding credits to contributed surplus. For the year ended December 31, 2013, stock compensation expense has been allocated to research and development expense in the amount of $100,000 (2012 – $104,000) and corporate administration expense in the amount of $138,000 (2012 – $171,000).

Amortization of property and equipment

Amortization expense for property and equipment decreased to $49,000 for the year ended December 31, 2013, compared to $580,000 for the year ended December 31, 2012 as the majority of the Company’s equipment and leasehold improvements were fully amortized in 2012.

Amortization and impairment of intangible assets

Amortization and impairment of intangible assets was $817,000 for the year ended December 31, 2013, compared to $267,000 for the year ended December 31, 2012.

The increase reflected the amortization of the reacquired rights arising from the completion of the Plan of Arrangement. In addition, the Company recognized an impairment against the entire capitalized cost of the early-stage NICAM patent portfolio in the amount of $212,000 as a result of divesting this asset subsequent to year end.

Acquisition and restructuring costs

Acquisition and restructuring related costs incurred by the Company have been expensed and are composed of the following:

	December 31, 2013 $	December 31, 2012 $
Acquisition costs, including legal and filing fees	259	—
Restructuring costs composed of severance costs	1,311	—

	1,570	—

As a result of the restructuring and rebranding of the Company following the Plan of Arrangement, the Company eliminated five positions in 2013, including two executive officers, while the previous CEO was transitioned to a new role as Chief Scientific Officer. These changes resulted in the Company recording a severance provision of $1.31 million for the year ended December 31, 2013. At December 31, 2013, $815,000 of this provision remained outstanding and was recorded in Accounts Payable and Accrued Liabilities. Subsequent to the year end, this balance was paid.

Other expense (income), net composed of:

Finance income
Interest income on short-term bank deposits	(3)	(7)

Finance costs
Interest on drug supply loan	106	51
Interest on finance lease	1	5
Debt finance fee	—	45

	107	101

Financial assets at fair value through profit or loss
Loss on derivative financial asset	—	4,178

Other
Loss on contract settlement with ILJIN	4,479	—
Gain on acquisition of Aurinia Pharma Corp	(3,675)	—
Realized gain on disposal of investment in Aurinia Pharma Corp.	(78)	—
Foreign exchange loss (gain)	194	(16)
Gain on disposal of equipment	(69)	(8)
Provision for doubtful collection of receivable from Lux	—	1,310

	851	1,286

	955	5,558

Other expense (income) for the year ended December 31, 2013 reflected a net expense of $955,000 compared to a net expense of $5.59 million for the year ended December 31, 2012. The loss on contract settlement with ILJIN and the gain on acquisition of Aurinia Pharma Corp. are discussed in the Plan of Arrangement section earlier in this document.

The 2012 comparative figure included a loss on derivative financial asset of $4.18 million. Pursuant to the DDLA with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise. The Company recorded a $4.18 million non-cash loss on this derivative financial asset in 2012. As a result of completing the plan of arrangement on September 20, 2013 the DDLA with ILJIN has been terminated and accordingly the financial derivative asset was extinguished.

The Company recorded a gain of $78,000 on disposal of its investment in Aurinia Pharma Corp. upon completion of the plan of arrangement on September 20, 2013 as more fully discussed in the “Licensing and Collaboration Agreement with Aurinia Pharma Corp.” section earlier in this document.

Income Tax (Recovery)

The acquisition of Aurinia resulted in the recognition of a deferred tax liability of $4.1 million related to the fair values of the intangible assets. Since the Company had tax losses available to off-set the liability, a deferred tax recovery of $4.1 million was recognized in the Statement of Operations and Comprehensive Loss.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operational activities during fiscal 2013 were financed mainly by the two private placement financings completed during the year. On September 20, 2013 the Company closed a Second Unit Offering private placement for gross proceeds of $6.0 million in conjunction with the successful completion of the Plan of Arrangement with Aurinia Pharma Corp. Earlier, on June 26, 2013 the Company had closed a private placement for $1.02 million which provided the Company with sufficient funding and time to complete the plan of arrangement.

At December 31, 2013, the Company had a working capital deficit of $4.20 million, compared to $3.21 million at December 31, 2012. The Company had cash of $1.9 million at December 31, 2013 compared to $184,000 at December 31, 2012.

Completing the Plan of Arrangement on September 20, 2013 consolidated the voclosporin asset which in turn provided the Company with the ability to complete the US$52 million private placement on February 14, 2014. The Company intends to use the net proceeds from the Offering to advance the development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis by conducting a Phase 2b lupus nephritis clinical trial and for general corporate purposes. We believe that our cash position after completion of this financing will be sufficient to finance our operational and capital needs, including completion of the Phase 2b lupus nephritis trial, until at least the end of 2016.

The Company is in the development stage and is devoting substantially all of its financial and operational resources and efforts towards the development activities for its drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete the required development activities.

Sources and Uses of Cash

	2013 $	2012 $
Cash used in operating activities	(4,816)	(6,513)
Cash used in investing activities	(38)	(31)
Cash provided by financing activities	6,607	713
Effect of foreign exchange rate on cash and cash equivalents	—	(33)

Net increase in cash and cash equivalents	1,753	(5,864)

Net cash used in operating activities for the year ended December 31, 2013, was $4.82 million compared to cash used in operating activities of $6.51 million for the year ended December 31, 2012. Cash used in operating activities in 2013 and 2012 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items.

Cash used by investing activities for the year ended December 31, 2013, was $38,000 compared to $31,000 for the same period in 2012 related to incurrence of patent costs, less proceeds from the sale of equipment.

Cash generated in financing activities for the year ended December 31, 2013, was $6.61 million compared to cash generated in financing activities of $713,000 for the year ended December 31, 2013. In 2013, the Company received net proceeds of $6.64 million from the private placement equity financings, which included the conversion of $400,000 in promissory notes, compared to net proceeds of $758,000 in private placement financings in 2012.

CONTRACTUAL OBLIGATIONS

The following table presents contractual and purchase obligations arising from agreements other than amounts already recorded as liabilities currently in force as at December 31, 2013. The purchase obligations relate primarily to commitments for services and materials for the planned Phase 2b LN trial.

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligation	743	283	460	—
Purchase obligations	520	405	93	22

Until September 30, 2013 the Company was leasing 25,318 square feet of lab and office space (6 bays) in Edmonton. On October 1, 2013 the Company significantly reduced its leased premises costs by entering into a three year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The Sublease is $22,000 monthly and includes base rent, utilities and operating costs. The Company has paid the head lessee a deposit of $162,000 for the last 7.4 months of rent which has not been reflected in the operating lease obligation figures above. The Company in turn subleases out, on a month-to-month basis, a portion of the 9,000 square feet, and receives rental proceeds of approximately $10,000 per month. The Company entered into the sublease to avoid the substantial costs of converting the premises back to its original state if the premises had been turned back to the landlord. The Company is exploring options to sublease the remaining lab space as it no longer requires lab space after divesting the NICAM asset on February 14, 2014.

The Company also continues to lease from the landlord two adjoining office bays on a month-to-month short term basis at $10,000 per month as it transitions its remaining administrative operations from its Edmonton location to Victoria, British Columbia. Management is currently in negotiations regarding a lease for office premises in Victoria.

RELATED PARTY TRANSACTIONS

For details on related party transactions, refer to note 22 of the audited consolidated financial statements for December 31, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical judgments and estimates in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected (see also note 13 to the consolidated financial statements).

Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at December 31, 2013, management concluded that there were none.

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized as a gain in the Statement of Operations.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets.

The Company’s acquisition of Aurinia Pharma Corp. has resulted in the recognition of a gain of $3.67 million. This is primarily as a result of the value allocated to the intangible property rights being reacquired from Aurinia Pharma Corp. as a result of the merger. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to from the Vifor License, determined over the contract life to 2029. The determination of these cash flows is subject to significant estimates and assumptions, including:

•	The amount and timing of projected future cash flows, adjusted for the probability of technical and marketing success;

•	The amount and timing of projected costs to develop voclosporin into a commercially viable treatment for lupus nephritis;

•	The discount rate selected to measure the risks inherent in the future cash flows; and

•	An assessment of voclosporin’s life-cycle and the competitive trends impacting the drug, including consideration of any technical, legal, regulatory, or economic barriers to entry.

Management believes the fair value assigned to the reacquired rights is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

The key assumptions used by management include the ultimate probability of successful product launch of 18%, after considering financial, clinical and regulatory risks, and a discount rate of 21%. If the probability for success were to increase to 20%, this would increase the reacquired right by approximately $2.3 million. If the probability for success were to decrease to 16%, this would decrease the reacquired right by approximately $1.3 million. If the discount rate were to increase to 22%, this would decrease the reacquired right by approximately $3.2 million. If the discount rate were to decrease to 20%, this would increase the reacquired right by approximately $3.6 million. A change in the reacquired right value would also impact the related deferred tax liability and purchase gain recorded on the date of acquisition.

Reacquired right from ILJIN

The recognition of a reacquired right recognized as an intangible asset should be measured on the basis of the remaining contractual term of the related contract regardless of whether market participants should consider potential contractual renewals when measuring its fair value. Management makes judgments and estimates in relation to the fair value of the reacquired right. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the Statement of Operations.

The Company’s tripartite settlement agreement with Aurinia Pharma Corp. and ILJIN Life Science Co., Ltd. has resulted in the recognition of a loss of contract settlement with ILJIN of $4.48 million. This is the result of a value allocated to the intangible property rights being reacquired from ILJIN Life Science Co., Ltd. due to the settlement. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to under the original licensing agreement. The cash flows used to determine the value of these rights are derived from the same cash flows used to determine the reacquired right from Aurinia Pharma Corp. above. The determination of these cash flows is therefore subject to the same significant estimates and assumptions described above.

Management believes the fair value assigned to the reacquired rights is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

The key assumptions used by management include the ultimate probability of successful product launch of 18%, after considering financial, clinical and regulatory risks, and a discount rate of 21%. If the probability for success were to increase to 20%, this would increase the reacquired right by approximately $576,000. If the probability for success were to decrease to 16%, this would decrease the reacquired right by approximately $418,000. If the discount rate were to increase to 22%, this would decrease the reacquired right by approximately $707,000. If the discount rate were to decrease to 20%, this would increase the reacquired right by approximately $783,000.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of successful for each milestone (35% - 70%) and a discount rate of 15%. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $430,000 at December 31, 2013. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $500,000 at December 31, 2013. If the discount rate were to increase to 16%, this would decrease the obligation by approximately $105,000. If the discount rate were to decrease to 14%, this would increase the obligation by approximately $110,000.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of clinical programs;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	the Company’s ability to raise future financial resources if and when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed in note 24 to the consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investment certificates with 30 to 90 day maturities to ensure the Company’s liquidity needs are met. See “Recent Corporate Developments” for the financing completed by the Company subsequent to the year end.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. All of the Company’s financial liabilities are due within one year except for part of the Contingent Consideration as described earlier in this document.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable, accounts payable and accrued liabilities bear no interest. The drug supply loan bears interest at 10%. Subsequent to year end this loan was repaid.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers’ acceptances. The Company’s exposure to interest rate risk at December 31, 2013 is considered minimal.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the US dollar:

	2013 $	2012 $
Cash and cash equivalents	4	52
Accounts receivable	1	13
Accounts payable and accrued liabilities	(422)	(332)
Contingent consideration	(4,563)	—

Net exposure	(4,980)	(267)

	Reporting date rate
	2013 $	2012 $
$US - $CA	1.064	0.995

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a 10 % strengthening of the Canadian dollar would have decreased the net loss by $497,000 (2012 - $27,000) assuming that all other variables remained constant. An assumed 10% weakening of the Canadian dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian Bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed with the Canadian Securities Commissions through SEDAR at www.sedar.com or at the Company’s website at www.auriniapharma.com.

UPDATED SHARE INFORMATION

As at March 27, 2014, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares
Convertible equity securities	31,354,000
Warrants outstanding	6,989,000
Stock options	1,468,000

On February 14, 2014 the Company completed a US$52 million private placement. Under the terms of the Offering, the Company issued 18.92 million units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants. If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants. All securities issued in connection with the Offering will be subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing.

On February 18, 2014 the Company issued 1.19 million stock options with a term of ten years at an exercise price of $3.50 per common share to certain directors and officers of the Company.

SUPPLEMENTAL INFORMATION

Selected Annual Information

(expressed in thousands of dollars, except per share data)

	2013	2012	2011
	$	$	$
Statement of Operations
Revenues	1,010	6,126	947
Total expenses, net	(7,827)	(15,813)	(3,405)
Income tax recovery	4,106	—	—
Net loss for the year	(2,711)	(9,687)	(2,458)
Net loss per share	(0.43)	(2.73)	(0.71)
Weighted average number of common shares outstanding	6,344	3,552	3,459
Balance sheets
Working capital (deficiency)	(4,203)	(3,211)	6,321
Total assets	24,641	4,138	14,622
Total non-current financial liabilities	2,861	—	36
Shareholder’s equity (deficit)	14,162	(2,108)	6,546
Common shares outstanding	12,375	3,857	3,478

Quarterly Information (expressed in thousands of dollars except per share data)

Set forth below is unaudited consolidated financial data for each of the last eight quarters:

	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
2013
Revenues	89	88	87	746	1,010
Research and development costs in total expenses	338	452	544	725	2,059
Corporate and administration costs in total expenses	498	423	511	944	2,376
Contract services	1	—	—	—	1
Acquisition and restructuring costs in total expenses	—	80	1,460	30	1,570
Amortization and write off of tangible and intangible assets	83	82	81	620	866
Other expense (income)	(38)	45	(65)	1,013	955
Income tax (recovery)	—	—	—	(4,106)	(4,106)
Net income (loss) for the period	(793)	(994)	(2,444)	1,520	(2,711)
Per common share ($)
Net income (loss) per common share
Basic and diluted	(0.21)	(0.26)	(0.47)	0.12	(0.43)
Common Shares outstanding	3,857	4,311	12,374	12,375	12,375
Weighted average number of common shares outstanding
Basic	3,857	3,877	5,197	12,374	6,344
Diluted	3,857	3,877	5,197	12,798	6,352
2012
Revenues	5,800	90	86	150	6,126
Research and development costs in total expenses	802	817	554	3,308	5,481
Corporate and administration costs in total expenses	986	991	974	930	3,881
Amortization of tangible and intangible assets	213	214	213	207	847
Contract services	19	11	9	7	46
Other expense	4,234	400	38	886	5,558
Net loss for the period	(454)	(2,343)	(1,702)	(5,188)	(9,687)
Per common share ($)
Net loss – basic and diluted	(0.13)	(0.67)	(0.49)	(1.38)	(2.73)
Common Shares outstanding	3,478	3,478	3,478	3,857	3,857
Weighted average number of common shares outstanding	3,478	3,478	3,478	3,772	3,552

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters include the amortization of deferred revenue to revenues, research and development costs, timing associated with the clinical development programs and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

The net loss for the three months ended December 31, 2013 includes the gain on acquisition of Aurinia Pharma Corp. of $3.67 million and a loss on contract settlement with ILJIN of $4.48 million with both items described in the “Plan of Arrangement and Acquisition of Aurinia Pharma Corp.” section found earlier in this document and a non-cash tax recovery of $4.11 million.

The net loss for the three months ended September 30, 2013 included one-time acquisition and restructuring costs of $1.46 million as more fully discussed in the “Acquisition and Restructuring Costs” section of this document.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.74 million which was recorded in research and development costs and an additional provision of $860,000 on the Lux receivable related to the sale of API to Lux in 2012, (the Company had previously recorded a provision of $450,000 on this receivable in the second quarter of 2012).

The net loss for the three months ended March 31, 2012 reflected amortization of the remaining ILJIN deferred licensing revenue of $4.40 million as a result of the termination of the DDLA with ILJIN. Results for the same period also reflected revenue from the sale of API to Lux in the amount of $1.3 million.

The net loss for the three months ended March 31, 2012 also included a non-cash loss on the ILJIN related financial derivative asset of $4.18 million. The derivative financial asset fair value of $4.18 million at December 31, 2011 was adjusted to $nil in the first quarter of 2012 as a result of the notification of termination of the ILJIN DDLA by the Company on January 30, 2012.

OUTLOOK

On September 20, 2013 the Company completed the merger with Aurinia Pharma Corp. and the related transactions that its shareholders approved on August 15, 2013.

We have made substantial changes to our management team, including the retaining of a new President and Chief Executive Officer, Mr. Stephen W. Zaruby. The new leadership team has been involved on the sell-side in two of the largest pharmaceutical/biotechnology acquisitions in history (Aspreva & ZymoGenetics). Additionally members of the new management team were directly involved in generating the data that has enabled CellCept® to become the current standard of care for the treatment of lupus nephritis. Through the merger, the Company now has unique insights, experiences and know-how to execute upon our corporate strategy and unlock shareholder value.

After many months of strategic and integration planning we have made major changes to our Company and refined our focus. We are now doing business as a rebranded company, Aurinia Pharmaceuticals Inc. Our primary focus is now clearly on the development of voclosporin as a therapy for the treatment of lupus nephritis. While there have been a number of advances in the treatment of this devastating disease, there is no question that significant unmet medical need remains. Almost 90% of lupus nephritis patients are not achieving optimal results from the current standard of care. It is our belief that layering voclosporin on top of the current standard of care for patients suffering from LN in a multi-target approach has the potential to rapidly and significantly improve patient outcomes in this devastating disease. To that end, we expect to launch a Phase 2b study of voclosporin in lupus nephritis in the second quarter of 2014.

Management believed that the business manoeuvres executed in 2013 would increase the likelihood of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication which has been borne out with completion on February 14, 2014 of a successful $US52 million financing. The Company’s focus moving forward is on the executional and tactical aspects of its strategic plan. We are now supported by a world class syndicate of investors and believe we have the team to complete the task at hand.